Exhibit 99.1

Codere Online Nasdaq: CDRO / CDROW F ourth Quarter and Full Year 2021 Earnings March 31, 2022

Disclaimer This presentation (this “Presentation”), its contents and any information provided during the meeting to present this document are for discussion purposes only, and must not be relied upon for any purpose . This Presentation is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where such distribution would be unlawful . Certain terms used throughout this Presentation are defined in the Defined Terms section included at the end of this Presentation . Forward - Looking Statements Certain statements in this Presentation may constitute “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements include, but are not limited to, statements regarding Codere Online Luxembourg, S . A . and its subsidiaries (collectively, “Codere Online”) or Codere Online’s or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future . In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward - looking statements . The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward - looking statements, but the absence of these words does not mean that a statement is not forward - looking . Forward - looking statements in this Presentation may include, for example, statements about Codere Online’s financial performance and, in particular, the potential evolution and distribution of its net gaming revenue ; any prospective and illustrative financial information ; and changes in Codere Online’s strategy, future operations and target addressable market, financial position, estimated revenues and losses, projected costs, prospects and plans . These forward - looking statements are based on information available as of the date of this Presentation and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties . Accordingly, forward - looking statements should not be relied upon as representing Codere Online’s or its management team’s views as of any subsequent date, and Codere Online does not undertake any obligation to update forward - looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws . As a result of a number of known and unknown risks and uncertainties, Codere Online’s actual results or performance may be materially different from those expressed or implied by these forward - looking statements . There may be additional risks that Codere Online does not presently know or that Codere Online currently believes are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . Some factors that could cause actual results to differ include ( i ) changes in applicable laws or regulations, including online gaming, privacy, data use and data protection rules and regulations as well as consumers’ heightened expectations regarding proper safeguarding of their personal information, (ii) the impacts and ongoing uncertainties created by the COVID - 19 pandemic, regulatory restrictions, changes in perceptions of the gaming industry, changes in policies and increased competition, and geopolitical events such as war, (iii) the ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities, (iv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Codere Online operates, (v) the risk that Codere Online and its current and future collaborators are unable to successfully develop and commercialize Codere Online’s services, or experience significant delays in doing so, (vi) the risk that Codere Online may never achieve or sustain profitability, (vii) the risk that Codere Online will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all, (viii) the risk that Codere Online experiences difficulties in managing its growth and expanding operations, (ix) the risk that third - party providers, including the Codere Group, are not able to fully and timely meet their obligations, (x) the risk that the online gaming operations will not provide the expected benefits due to, among other things, the inability to obtain or maintain online gaming licenses in the anticipated time frame or at all, (xi) the risk that Codere Online is unable to secure or protect its intellectual property, and (xii) the possibility that Codere Online may be adversely affected by other political, economic, business, and/or competitive factors . Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the U . S . Securities and Exchange Commission (the “SEC”) . All subsequent written and oral forward - looking statements concerning Codere Online or other matters and attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above . No Offer or Solicitation This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933 , as amended, or an exemption therefrom . Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of Codere Online or other companies, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but Codere Online will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights .

Disclaimer (cont.) Financial Information and Non - GAAP Financial Measures Codere Online’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which can differ in certain significant respects from generally accepted accounting principles in the United States of America (“U . S . GAAP”) . This Presentation includes certain financial measures not presented in accordance with U . S . GAAP or IFRS (“non - GAAP”), such as, without limitation, net gaming revenue, Adj . EBITDA or EBITDA . These non - GAAP financial measures are not measures of financial performance in accordance with U . S . GAAP or IFRS and may exclude items that are significant in understanding and assessing Codere Online’s financial results . Therefore, these measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under U . S . GAAP or IFRS . You should be aware that Codere Online’s presentation of these measures may not be comparable to similarly - titled measures used by other companies . In addition, the audit of Codere Online’s financial statements in accordance with PCAOB standards, may impact how Codere Online currently calculates its non - GAAP financial measures, and we cannot assure you that there would not be differences, and such differences could be material . Codere Online believes that the use of these non - GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing Codere Online’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . These non - GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non - GAAP financial measures . Reconciliations of non - GAAP financial measures to their most directly comparable measure under IFRS are included herein . This Presentation includes certain projections of non - GAAP financial measures . Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Codere Online is unable to quantify certain amounts that would be required to be included in the most directly comparable U . S . GAAP or IFRS financial measures without unreasonable effort . Consequently, no disclosure of estimated comparable U . S . GAAP or IFRS measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included . Use of Projections This Presentation contains financial forecasts with respect to Codere Online’s business and projected financial results, including net gaming revenue, Adj . EBITDA or EBITDA . Codere Online’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation . These projections should not be relied upon as being necessarily indicative of future results . The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . See “Forward - Looking Statements” above . Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Codere Online or that actual results will not differ materially from those presented in the prospective financial information . Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved . For further information on the limitations and assumptions underlying these projections, please refer to Codere Online’s filings with the SEC . Preliminary Information This Presentation contains figures, financial metrics, statistics and other information that is preliminary and subject to change (the “Preliminary Information”) . The Preliminary Information has not been audited, reviewed, or compiled by any independent registered public accounting firm . This Preliminary Information is subject to ongoing review including, where applicable, by Codere Online's independent auditors . Accordingly, no independent registered public accounting firm has expressed an opinion or any other form of assurance with respect to the Preliminary Information . During the course of finalizing such Preliminary Information, adjustments to such Preliminary Information presented herein may be identified, which may be material . Codere Online undertakes no obligation to update or revise the Preliminary Information set forth in this Presentation as a result of new information, future events or otherwise, except as otherwise required by law . The Preliminary Information may differ from actual results . Therefore, you should not place undue reliance upon this Preliminary Information . The Preliminary Information is not a comprehensive statement of financial results, and should not be viewed as a substitute for full financial statements prepared in accordance with IFRS . In addition, the Preliminary Information is not necessarily indicative of the results to be achieved in any future period . Industry and Market Data In this Presentation, Codere Online relies on and refers to certain information and statistics obtained from publicly available information and third - party sources, which it believes to be reliable . Codere Online has not independently verified the accuracy or completeness of any such publicly - available and third - party information, does not make any representation as to the accuracy or completeness of such data and does not undertake any obligation to update such data after the date of this Presentation . You are cautioned not to give undue weight to such industry and market data .

Moshe Edree CEO Today’s Presenters Oscar Iglesias CFO

Corporate presentation Table of Contents 5 1. Corporate Overview Page 6 2. Financial Results Page 12 3. Strategic Outlook Page 20 4. Appendix Page 26

Corporate Overview

1. Codere Online At a Glance

Codere Online offers online sports betting and online casino through its state-of-the art website and mobile applications. It is Nasdaq listed under symbol CDRO, and majority-owned by Codere Group.

2014	Codere Online launched operations in Spain	30+ years	Codere Group retail track record in Latin American and European markets
2018	Experienced and proven Israel-based digital management team hired to lead Codere Online's expansion	3 mm+	Codere Group registered retail player database (Core Markets)
6 Core Markets	Currently operating in Spain, Italy, Mexico, Colombia, Panama and City of Buenos Aires	€2.0 bn	Combined TAM of Codere Online Core Markets (Latam)(2)
34% growth	2021 – 2024E Net Gaming Revenue(1) CAGR (Core Markets)	€1.9 bn	Combined TAM of Codere Online Expansion Markets (Latam)(3)

The Latin American online sports / casino market remains in its early innings and is expected to represent the next wave of strategic focus for the global gaming industry.

Codere Online is uniquely positioned to become the leading player throughout the region.

1. See page 30 for the definition of Net Gaming Revenue, which is a non-GAAP measure and page 29 for a reconciliation of this and other measures to their most comparable GAAP measures.
2. Includes Mexico, Colombia, Panama and Argentina (see pages 20- 21 for additional detail).
3. Includes Brazil, Chile, Peru, Puerto Rico, Uruguay and Rest of Latam (see pages 20- 21 for additional detail).

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Corporate Overview

1. Business Combination Overview

Key Transaction Terms

- On November 30, 2021, Codere Online completed its business combination with DD3 Acquisition Corp. II.
- $49 mm of SPAC cash in trust[1] plus a PIPE investment of $67 mm provided by Baron Funds, MG Capital, LarrainVial and DD3 Capital Partners.
- Existing Codere Online management continues to operate the business and Codere Group maintains majority ownership post-business combination.
- Proceeds being used primarily to fund marketing expenditures.

Sources and Uses ($ mm)

Sources		Uses	
SPAC Cash in Trust[1]	49	Cash to Balance Sheet	103
Sellers' Rollover Equity	300	Sellers' Rollover Equity	300
PIPE	67	Transaction Fees	13
Total	**416**	**Total**	**416**

Valuation ($ mm)

	2021
Price Per Share (as at March 30, 2022) ($)	5.06
(x) Shares Outstanding (mm)	45.1
Equity Value	**228**
(+) Debt	-
(-) Available Cash[2]	(103.0)
Terminal Enterprise Value (TEV)	**125**
Net Gaming Revenue[3]	98.4
TEV / Net Gaming Revenue	**1.3x**

Ownership[4]

	Shares (mm)
Codere Group	30.0
Public Shares	4.9
PIPE Shares	6.7
Founder Shares	3.5
Total	**45.1**


7.7%
14.9%
10.9%
66.5%

1. Figure reflects gross proceeds from 4,915,956 IPO shares not redeemed.
2. Figure as at December 31, 2021 and calculated at an exchange rate of 1.1326 USD/EUR.
3. Figure exclude revenues from our .com business (Greenplay) which was sold to Vita Media Group on December 31, 2021, and calculated at an average exchange rate for 2021 of 1.1823 USD/EUR.
4. Does not reflect beneficial ownership.

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1. Accretive Omnichannel Opportunity Corporate Overview 8 Cross - selling and coordinated promotional campaigns leveraging our online and Codere Group’s retail customer databases Enhanced payment processing options via Codere Group’s retail locations (cash deposits & withdrawals) Improved customer service via Codere Group’s retail locations (face to face communication) Codere Group’s retail business incentivized to drive customers to Codere Online through affiliate program (in place since Jan - 2021) Reduced cost per acquisition: Limited marketing expenditure required as players are already in Codere funnel Higher player lifetime values: Increased player loyalty leading to higher spend and / or retention Codere Omnichannel Strategy Value of Codere Omnichannel Customers

1. 2021 Highlights 9 Corporate Overview Revenue Growth Operating Metrics (2) Capital Raise New Market Football Sponsorships Consolidated Net Gaming Revenue (NGR) of €83 (1) mm in 2021 (+17%) and in line with the outlook provided in October 2021 228k First Time Deposits (+51%) at a Cost per Acquisition of € 160 ~ 70k Avg. Monthly Actives (+37%) with an Avg. Monthly Spend of €101 $116 mm raised ($103 mm net of expenses) through the business combination; expected to fund our growth plan through EBITDA and cash flow positive in 2024 1. Figure excludes revenues from our .com business ( Greenplay ), which was sold to Vita Media Group on December 31, 2021; including Greenplay , figure would have been €84 mm ($100 mm). 2. See page 30 for the definition of all operating metrics. 3. Sponsorship agreement extended through the 2025 - 26 season. Launched in the City of Buenos Aires in December 2021 Monterrey Rayados July 2021 River Plate July 2021 Real Madrid (3) October 2021 Strong operating results and well positioned for next phase of growth

Corporate Overview

1. 2021 Selected Operating and Financial Results

Strong operating results despite regulatory headwinds in Spain and significant opportunity ahead through further deployment of omnichannel strategy

Selected Key Performance Indicators

- **475k+ New Registrations**
- **228k First Time Deposits (FTDs)**
- **35%+ Conversion Rate**
- **~70k+ Avg. Monthly Actives**

Net Gaming Revenue by Product


44%
56%
Sports Betting
Casino

Net Gaming Revenue by Channel


21%
79%
Omnichannel(1)
Pure Online

1. Figure reflects omnichannel contribution from Mexico.

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Corporate presentation Table of Contents 11 1. Corporate Overview Page 6 2. Financial Results Page 12 3. Strategic Outlook Page 20 4. Appendix Page 26

Financial Results

2. Consolidated Net Gaming Revenue and Adj. EBITDA(1)

17% NGR increase in 2021, mainly driven by strong performance in Mexico and despite regulatory headwinds in Spain

Net Gaming Revenue

Quarter

Figures in EUR mm

	Q4-19	Q4-20	Q4-21	% Change 20 / 19	% Change 21 / 20
Spain	10.3	14.4	12.6	40.3%	-13.0%
Mexico	4.3	7.0	7.9	64.8%	13.0%
Colombia	0.4	0.7	1.5	89.2%	95.1%
Other(2)	0.4	0.1	0.3	-73.6%	n.a.
Total	**15.4**	**22.3**	**22.2**	**45.1%**	**-0.4%**

Full Year

Figures in EUR mm

	2019	2020	2021	% Change 20 / 19	% Change 21 / 20
Spain	43.7	48.3	49.8	10.5%	3.1%
Mexico	16.7	20.2	27.9	21.0%	37.7%
Colombia	1.9	2.5	4.6	32.7%	80.7%
Other(2)	0.7	0.2	1.0	-66.1%	n.a.
Total	**63.0**	**71.3**	**83.2**	**13.1%**	**16.7%**

Adj. EBITDA

Quarter

Figures in EUR mm

	Q4-19	Q4-20	Q4-21
Spain	0.0	2.9	3.1
Mexico	-1.5	-1.6	-3.9
Colombia	-0.8	-0.4	-1.2
Other(2)	0.2	0.0	-1.1
B2C EBITDA	**-2.0**	**0.9**	**-3.1**
Undistributed B2B / HQ Opex(3)	-2.6	-2.7	-3.4
Adj. EBITDA(4)	**-4.6**	**-1.7**	**-6.5**

Full Year

Figures in EUR mm

	2019	2020	2021
Spain	2.7	9.6	6.6
Mexico	-6.1	-4.5	-11.4
Colombia	-2.5	-1.1	-3.8
Other(2)	0.4	0.0	-1.6
B2C EBITDA	**-5.5**	**4.0**	**-10.2**
Undistributed B2B / HQ Opex(3)	-9.7	-9.6	-13.6
Adj. EBITDA(4)	**-15.2**	**-5.6**	**-23.8**

1. Net Gaming Revenue and Adj. EBITDA figures across all periods exclude .com business (Greenplay), which was sold to Vita Media Group on December 31, 2021. Net Gaming Revenue and Adjusted EBITDA are non-GAAP measures -- see page 29 for a reconciliation of these and other non-GAAP measures to their most directly comparable GAAP measure.
2. Includes Panama, City of Buenos Aires (Argentina) and Italy.
3. Reflects personnel, headquarter and other expenses that have not been allocated to the individual B2C markets.
4. 2021 figures exclude €42.3 mm of non-recurring expenses (€35.8 mm impact from IFRS 2 and €6.5 mm of business combination transaction expenses). The Q4 2021 figure also excludes the reversal of a €4.5 mm provision of business combination transaction expenses which had been made in Q3 2021.

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Financial Results

2. Consolidated Income Statement[1]

2021 was a transition year for Codere Online but the table is set for significant growth in the years ahead

Quarter

Consolidated Income Statement

Figures in EUR mm

	Q4-20	Q4-21	Change %
Net Gaming Revenue	**22.3**	**22.2**	**-0.4%**
Marketing[2]	-12.0	-14.8	-22.8%
Platform & Content[3]	-5.9	-7.2	-22.3%
Gaming Taxes	-3.5	-3.4	4.3%
Personnel	-1.7	-2.4	-40.1%
Other	-0.9	-1.0	n.a.
Adj. EBITDA[4]	**-1.7**	**-6.5**	**n.a.**

Consolidated Income Statement (% of Net Gaming Revenue)

	Q4-20	Q4-21	Change p.p.
Net Gaming Revenue	**100.0%**	**100.0%**	**0.0**
Marketing	-54.0%	-66.6%	-12.6
Platform & Content	-26.4%	-32.5%	-6.0
Gaming Taxes	-15.8%	-15.2%	0.6
Personnel	-7.5%	-10.6%	-3.1
Other	-4.0%	-4.5%	-0.5
Adj. EBITDA	**-7.8%**	**-29.4%**	**-21.6**

Full Year

Consolidated Income Statement

Figures in EUR mm

	2020	2021	Change %
Net Gaming Revenue	**71.3**	**83.2**	**16.7%**
Marketing[2]	-37.1	-54.4	-46.6%
Platform & Content[3]	-19.9	-27.8	-39.6%
Gaming Taxes	-10.9	-13.1	-20.3%
Personnel	-6.6	-8.1	-23.9%
Other	-2.4	-3.6	-47.4%
Adj. EBITDA[4]	**-5.6**	**-23.8**	**n.a.**

Consolidated Income Statement (% of Net Gaming Revenue)

	2020	2021	Change %
Net Gaming Revenue	**100.0%**	**100.0%**	**0.0**
Marketing	-52.1%	-65.4%	-13.3
Platform & Content	-27.9%	-33.4%	-5.5
Gaming Taxes	-15.3%	-15.7%	-0.5
Personnel	-9.2%	-9.8%	-0.6
Other	-3.4%	-4.3%	-0.9
Adj. EBITDA	**-7.9%**	**-28.6%**	**-20.7**

1. Figures across all periods exclude .com business (Greenplay), which was sold to Vita Media Group on December 31, 2021.
2. Includes all direct marketing (ATL, BTL and OC - see page 30 for definitions of these items), indirect marketing (sponsorships, campaign production and agency fees) and affiliate fees.
3. Includes payment service provider fees and sports streaming / data feeds.
4. 2021 figures exclude €42.3 mm of non-recurring expenses (€35.8 mm impact from IFRS 2 and €6.5 mm of business combination transaction expenses). The Q4 2021 figure also excludes the reversal of a €4.5 mm provision of business combination transaction expenses which had been made in Q3 2021.

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2. Consolidated Financial and Operating Metrics (1) 14 Financial Results 1. Figures across all periods exclude .com business ( Greenplay ), which was sold to Vita Media Group on December 31, 2021. Net Gaming Revenue FTDs Cost per Acquisition (CPA) Avg. Monthly Actives 16.3 13.9 18.9 22.3 20.5 20.7 19.8 22.2 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 EUR mm 34,538 30,510 41,952 43,450 52,888 57,588 53,094 64,359 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 # 54,683 27,572 53,970 64,980 68,004 66,731 63,980 76,365 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 # - 12% 18% 19% 48% 21% - 21% - Significant increase in FTDs driving strong growth in Avg. Monthly Actives 179 101 150 194 172 159 155 154 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 EUR

28,219 32,155 2020 2021 # 48.3 49.8 2020 2021 EUR mm 2. Spain Financial and Operating Metrics 15 Financial Results Net Gaming Revenue Avg. Monthly Actives 11.2 10.3 12.3 14.4 13.0 12.6 11.6 12.6 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 EUR mm 31,652 16,384 28,970 35,868 36,275 32,065 28,160 32,119 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 # - 13% 8% 3% - 10% 14% 14% 2021 performance negatively impacted by new restrictive marketing regulation since May, but improving operating results in Q4

20.2 27.9 2020 2021 EUR mm 2. Mexico Financial and Operating Metrics 16 Financial Results 4.5 3.1 5.6 7.0 6.4 6.4 7.1 7.9 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 EUR mm 14,366 5,932 16,032 18,745 18,505 15,602 16,781 19,220 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 # 13% 11% 3% 15% Strong operating performance with NGR and Avg. Monthly Actives increasing significantly into year end 38% 13,769 17,527 2020 2021 # 27% Net Gaming Revenue Avg. Monthly Actives

2.5 4.6 2020 2021 EUR mm 2. Colombia Financial and Operating Metrics 17 Financial Results 0.5 0.5 0.8 0.7 0.8 1.4 0.9 1.5 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 EUR mm 8,294 5,205 8,844 9,946 12,750 18,379 18,135 23,354 Q1-20 Q2-20 Q3-20 Q4-20 Q1-21 Q2-21 Q3-21 Q4-21 # 95% 67% 2.3x 29% Significant increase in NGR (81%) and Avg. Monthly Actives (125%) in 2021 81% 125% 8,072 18,154 2020 2021 # Net Gaming Revenue Avg. Monthly Actives

Financial Results

2. Consolidated Balance Sheet, NWC and Cash

Over $100 mm available at year end, with no financial debt and a normalized level of net working capital

Balance Sheet (Dec-21)

Figures in EUR mm

Assets	
Cash & Equivalents	94.9
Financial Assets[1]	4.1
Accounts Receivable & Other	3.6
Current Assets	**102.6**
Intangible Assets & Other	0.6
Total Assets	103.2
Liabilities & Owners' Equity	
Customer Balances	5.1
Accounts Payable	19.3
Taxes Payable	1.3
Accrued Wages & Other	1.8
Public Warrant Liability	5.5
Total Liabilities	**33.0**
Owners Equity	70.2
Total Liabilities & O. Equity	103.2

Net Working Capital (NWC)

Figures in EUR mm

Working Capital - Assets	11.7
Working Capital - Liabilities	27.5
Net Working Capital	-15.8
% 2021 NGR[2]	*-19%*
Working Capital - Assets	
Restricted Cash[3]	4.0
Financial Assets	4.1
Accounts Receivable & Other	3.6
Total	**11.7**
Working Capital - Liabilities	
Customer Balances	5.1
Accounts Payable	19.3
Taxes Payable	1.3
Accrued Wages & Other	1.8
Total	**27.5**

Accounts Payable, Net

Figures in EUR mm

	A/P	(-) A/R	A/P, net
3rd Party	11.6	0.0	11.6
Codere Group	7.7	-3.5	4.2
Total	19.3	-3.5	15.8
Codere Group			
Services Provided[4]	3.0	-0.5	2.5
Legal Reorganization[5]	1.8	-1.3	0.5
Sub-Total	**4.8**	**-1.8**	**3.0**
Retail Transactions[6]	2.9	-1.7	1.2
Total	**7.7**	**-3.5**	**4.2**

Cash & Equivalents

Figures in EUR mm, except where otherwise indicated

		USD mm
Available	90.9	103.0
Restricted	4.0	4.5
Total	**94.9**	**107.5**

		% Total
Europe/Israel	90.0	95%
Latam	4.9	5%
Total	**94.9**	**100.0%**

1. Figure includes cash in transit (i.e. pending settlement with payment service providers) and other restricted cash (e.g. cash collateralizing bank guarantees).
2. Figure based on 2021 net gaming revenue excluding our .com (Greenplay) business which was sold to Vita Media Group on December 31, 2021.
3. Figure reflects restricted customer balances as required by applicable local regulation in certain jurisdictions.
4. Figures reflects amounts due to Codere Group pursuant to platform, technology and other shared services provided by Codere Group to Codere Online.
5. Figures reflect amounts due to/from Codere Group related to on-going segregation of certain Latin American businesses pursuant to the Business Combination.
6. Figure reflects online customer deposit and withdrawal activity (as applicable) in Codere Group retail venues pursuant to the omnichannel strategy.

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Corporate presentation Table of Contents 19 1. Corporate Overview Page 6 2. Financial Results Page 12 3. Strategic Outlook Page 20 4. Appendix Page 26

Strategic Outlook

3. Framing the Latin America Opportunity

Latin America expected to represent next wave of strategic focus for the global gaming industry with ~8x revenue growth by 2027

Online Sports Betting and Online Casino Market Size / TAM (Regulated Only)(1)


United Kingdom(2)
Pop.: 67mm
GDP: €2.4tn
€7.5 bn
2020
~2x
Revenue Expansion
€11.3 bn
TAM
United States(3)
Pop.: 328mm
GDP: €17.1tn
€2.5 bn
2020
~8x
Revenue Expansion
€19.6 bn
TAM
Latin America
(Codere Online Core + Expansion Markets)(4)
Pop.: 496mm
GDP: €3.9tn
€0.5 bn
2020 (5)
~8x
Revenue Expansion
€3.9 bn
€1.9 bn (Expansion)
€2.0 bn (Core)
TAM (6)

1. GDP / population figures from World Bank World Development Indicators database.
2. 2020 figures reflect onshore (excl. lotteries) GGR as per H2 Gambling Capital; 2027 TAM reflects H2GC 2026 projection and Codere Online estimated growth for 2027.
3. Figures reflect GGR projection as per Morgan Stanley 2022 Outlook report (pgs. 50-51) for North America dated January 18, 2022.
4. For the purpose of this analysis, Latin American Core Markets include Argentina, Colombia, Mexico and Panama and Expansion Markets include Brazil, Chile, Peru, Puerto Rico, Uruguay and Rest of LatAm.
5. Figures reflect onshore (excl. lotteries) GGR as per H2 Gambling Capital for Core Markets.
6. Figures reflect Codere Online estimates for all countries except Mexico, Colombia, and Rest of Latam which reflect 2027 estimates per H2GC 2026 projections

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3. Market Overview - Online B2C ( LatAm ) 21 4Y CAGR Country TAM (€mm) (3) % Total % Total % Total 2020E (€mm) (1) 2024E (€mm) (2) Brazil Mexico Colombia Argentina Chile Peru Puerto Rico Uruguay Panama NM 1,254 1% 33% 28% 3 717 17% 829 56% 22% 24% 323 596 43% 776 25% 20% 24% 142 597 NM 335 2% 9% 8% 11 191 NM 228 1% 6% 5% 5 130 NM 150 0% 4% 3% 0 86 24% 91 4% 2% 2% 22 52 NM 42 0% 1% 1% 0 24 NM 35 0% 1% 1% 1 31 44% Total 3,850 100% 100% 100% 579 2,518 Rest of LatAm 7% 112 12% 3% 4% 71 94 Strategic Outlook (1) Figures reflect onshore (excl. lotteries) G GR as per H2GC. (2) Figures reflect estimated market size based on linear interpolation for all countries except for Mexico, Colombia and RO LatAm which are as per H2GC. (3) Figures reflect Codere Online estimates for all countries except Mexico, Colombia, and Rest of Latam which reflect 2027 estimates per H2GC 2026 projections. Mexico , Colombia, Argentina and Panama today represent over 80% of the LatAm market but will only represent approximately 60% by 2024 and 50% of the overall TAM (2027), with the expected regulation of gaming in Brazil, which alone is expected to represent one - third of the TAM in LatAm .

3. Strategic Priorities Strategic Outlook 22 In early February 2022, our Board of Directors approved our Strategic and Operating Plan for 2022 - 24, based on the following main pillars: 1. Execute on our Core Market operating plan. i. Drive revenue growth ii. Increase brand recognition iii. Increase market share iv. Improve customer experience 2. Improve consolidated Net Gaming Revenue return on marketing investment to >4.0x LTV / CPA by 2024. 3. Execute on our expansion market growth plan , as and when markets become regulated across Latin America, and/or other inorganic growth opportunities present themselves . 4. Enhance the alignment between management, directors and shareholders through a Long Term Incentive Plan: 1. Approved by shareholders on March 3, 2022 2. 5 year plan (2022 - 26 ) with annual vesting (20% per year) 3. Awards comprised of stock options, restricted shares and deferred payment rights 5. Continue to focus on Responsible Gaming through the use of technology , training of employees and education of our customers in order to mitigate problem gambling.

63 71 83.2 ~ 155 ~ 200 110 - 120 2019 2020 2021 2022E 2023E 2024E EUR mm 3. 3 Year Net Gaming Revenue (NGR) Over the following three years, we are targeting average annual Net Gaming Revenue growth (Core Market only) in excess of 30% and to be EBITDA and cash flow positive by 2024. 23 Strategic Outlook Outlook Historicals (1) 1. Figures exclude our .com business ( Greenplay ) sold to Vita Media Group on December 31, 2021. 2. Figure reflects growth rate assuming €115 mm (midpoint of the € 110 - 120 mm) of net gaming revenue in 2022. 3Y CAGR: 34% 2Y CAGR: 36% 38% (2)

Questions & Answers

Corporate presentation Table of Contents 25 1. Corporate Overview Page 6 2. Financial Results Page 12 3. Strategic Outlook Page 20 4. Appendix Page 26

4. Market Overview – 2020E (1,2) 26 Online Gross Gaming Revenue B2C Global Gross Gaming Revenue B2C 1. Figures reflect onshore and offshore gross gaming revenue as per H2GC except noted otherwise. 2. Figures include sports betting (incl. horseraces), casino (incl. bingo and poker) and lotteries except noted otherwise €319 b n €71 b n €319 b n €71 Bn €71 b n €50 b n Appendix €43 b n Onshore (excl. lotteries) In 2020, the regulated B2C online gaming market (excluding lotteries) was approximately EUR 43 bn (less than 15% of the total gl obal gaming market), of which about 70% (EUR 30 bn) was online sports betting with the remaining 30% (EUR 13 bn) online casino. Online Onshore In € Billion In € Billion

4. Market Overview - Online B2C (1) Gross Gaming Revenue 2020E €43 b n €579 mm €3.9 bn (3) Appendix 1. Figures reflect onshore (excl. lotteries) G GR (i.e. amounts wagered less prizes) as per H2GC except noted otherwise. 2. Total addressable market opportunity reflects 2027 estimates based on 2026 H2GC projections except for LatAm . 3. LatAm figures reflect Codere Online estimates for all countries except Mexico, Colombia, and Rest of LatAm which reflect 2027 estimates per H2GC 2026 projections. €110 bn (2) TAM (2027E) The U.S. and LatAm represent just 6% (EUR 3 bn) and 1% (EUR 0.6 bn), respectively, of the current global regulated B2C online gaming market (exc lud ing lotteries); notwithstanding, in terms of total addressable market (TAM), they are expected to grow to 23% (EUR 26 bn) and 4% (EUR 3.9 bn) of the total market, respectively, by 2027. 27 (3)

Appendix

4. Hispanic Market Opportunity in the US

- **LatAm experience as foundation for future potential success in US Hispanic market:**
  - Soccer-first focus of sports betting business leveraging Real Madrid, Rayados, River Plate and Valderrama sponsorships
  - Casino product configuration tailored to Hispanic customer (e.g. preference for electronic bingo and roulette versus traditional U.S. slot / table mix)
  - Adapted marketing messaging and promotional campaigns based on cultural associations / affinity
  - Experienced Spanish-speaking call center / customer service
  - Tested Spanish-language front end user interface / experience
  - Experience operating under multiple regulatory regimes across a number of jurisdictions

	Hispanic Population (mm)[(1)]	Expected Date of Regulation[(2)]	2027E Market Size ($mm)[(2)]
California	15.3	2023	253
Texas[(3)]	11.1	N.A.	N.A.
Florida	5.3	2023	906
New York	3.7	Live	1,224
Arizona	2.2	Live	604
Illinois	2.2	Live	2,625
New Jersey	1.8	Live	2,501
Colorado	1.2	Live	1,028
New Mexico	1.0	2023	11
Georgia	1.0	2024	723
Other (32 States)	13.5		12,991
Total	58.4		**22,866**

1. Source: World Population Review.
2. Source: Morgan Stanley research estimates as of January 2022. Market size represents retail / online sports betting only except for IL, NJ and CO (which includes iGaming) bases on expected pace of iGaming rollout.
3. Based on the uncertainty around Texas' expected date of regulation and market size, it is currently not included in the 2027E market size, but could provide significant future upside given its large Hispanic population.

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Appendix

4. Net Gaming Revenue and Adj. EBITDA Reconciliation

Figures in EUR mm | GAAP measure

	2019	2020	2021
Net Gaming Revenue (inc. Greenplay)	**63.5**	**73.8**	**84.3**
(-) Greenplay[1]	(0.5)	(2.5)	(1.1)
Net Gaming Revenue	**63.0**	**71.3**	**83.2**
(-) Accounting Adjustments[2]	(1.4)	(0.8)	(3.2)
Accounting Revenue	**61.6**	**70.5**	**80.0**
Net Gaming Revenue	**63.0**	**71.3**	**83.2**
(-) Operating Expenses[3]	(78.2)	(76.9)	(107.0)
Adj. EBITDA	**(15.2)**	**(5.6)**	**(23.8)**
(-) IFRS 2 Impact[4]	0.0	0.0	(35.8)
(-) Business Combination Transaction Expenses[5]	0.0	0.0	(6.5)
EBITDA	**(15.2)**	**(5.6)**	**(66.1)**
(+/-) Accounting Adjustments[6]	0.5	(7.7)	(1.3)
Accounting EBITDA	**(14.7)**	**(13.3)**	**(67.4)**
(-) Depreciation and Amortization	(1.2)	(1.0)	(0.7)
(+/-) Interest Income / Expense[7]	(0.3)	(0.5)	4.1
(+/-) Provision for Corporate Income Taxes	0.1	(1.5)	(1.2)
Net Income (Loss)	**(16.1)**	**(16.3)**	**(65.2)**

1. Reflects Net Gaming Revenue from our former .com business, which we sold to Vita Media Group on December 31, 2021 and have excluded for comparability purposes.
2. Figures primarily reflect differences in recognition of revenue related to certain partner and affiliate agreements in place in Colombia and VAT impact from entry fees in Mexico.
3. Includes marketing, platform and content, gaming taxes, personnel and other costs.
4. Reflects non-cash impact from the application of IFRS 2 (the difference in the fair value of shares and warrants issued to holders of DD3 Acquisition Corp. II Common Stock in excess of its net assets).
5. Reflects Codere Online fees and related expenses in connection with the merger with DD3 Acquisition Corp. II.
6. Figures primarily reflect costs related to a legacy affiliate program in Mexico, post-closing adjustments to financial accounts to reflect commercially agreed platform and technology services fees, and actual costs of doing business (i.e. invoicing between Codere Group companies and Codere Online companies).
7. Figures include interest income (expense) and variations in fair value of public warrants.

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4. Defined Terms 30 Appendix Avg. Monthly Actives : Average number of customers who placed a real money bet (i.e. excludes free bets) in a given month. Conversion Rate: Number of FTDs in a given period divided by the number of new registrations during the period. Cost Per Acquisition (CPA): Direct Marketing Spend during a given period divided by number of FTDs acquired during the period. Core Markets: Markets in which Codere Online is currently operating (Mexico, Colombia, Panama, City of Buenos Aires, Spain, Italy). Direct Marketing Spend means the sum of all ATL Marketing Spend, BTL Marketing Spend and Omni - Channel Marketing Spend: • Above - the - Line (ATL) Marketing Spend means the sum of all discretionary investment in i ) traditional media channels (TV, radio, etc.) in an effort to reach a broader audience but with low frequency and ii) digital media channels (direct deals, programmatic advertising, influencers) to reach a narrower audience b ut with high frequency; priority is building brand awareness (which benefits medium/long - term acquisition, retention and player value) versus immediate acquisition. • Below - the - Line (BTL) Marketing Spend means the sum of all discretionary investment in i ) search engine management (i.e. paid search), ii) social media (Facebook, Instagram, Twitter, etc.) and iii) other targeted digital acquisition media; priority is more immediate acquisition than building brand awareness . • Omni - Channel Marketing Spend means the sum of all discretionary investment in advertising, campaigns and promotions taking place in Codere controlled reta il venues in furtherance of converting Codere retail customers into online customers (i.e. the omnichannel strategy). Expansion Markets: Currently unregulated markets in which Codere Online does not yet have an existing presence (Brazil, Chile, Peru, Puerto Rico , Uruguay, and Argentina excluding City of Buenos Aires). First Time Deposits (FTD): New players who make a deposit for the first time during a given period. Gross Gaming Revenue (GGR): Gross value of wagers less player wins. Lifetime Value (LTV): The average amount of NGR generated per FTD (based on all FTDs acquired in a given period) in the first 5 years following acq uis ition. Net Gaming Revenue (NGR): GGR less impact from player bonuses / promotional bets. Omnichannel Players: Existing Codere Group registered retail customers who are then converted to online. Pure Online Players: Codere Online customers who were not previously registered through a Codere Group retail location.

For additional information, please contact: Codere Online Investor Relations codereonline.com ir@codereonline.com